UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Information Contained in this Form 6-K Report

On May 6, 2022, National Energy Services Reunited Corp. (“NESR” or “the Company”) (NASDAQ:NESR) (NASDAQ:NESRW) received a notice (the “Notice”) from the Nasdaq Capital Market (“Nasdaq”) indicating that, as a result of not having timely filed its annual report on Form 20-F for the year ended December 31, 2021 (the “Form 20-F”), the Company was not in compliance with the Nasdaq’s continued listing requirements under the timely filing criteria established in Nasdaq Listing Rule 5250(c)(1) which requires timely filing of all required periodic reports with the Securities and Exchange Commission (“SEC”) on or prior to the due date thereof or by the extended filing due date provided by Rule 12b-25.

The Notice states that the Company is required to submit a plan by July 5, 2022, to regain compliance with Rule 5250(c)(1). If the plan is accepted by Nasdaq, then Nasdaq can grant the Company up to 180 calendar days from the due date of the Form 20-F to regain compliance, or until October 31, 2022. The Notice has no immediate impact on the listing of the Company’s securities, which will continue to trade on the Nasdaq, subject to the Company’s compliance with the other continued listing requirements of the Nasdaq. As previously disclosed by the Company on its Form 12b-25 filed with the SEC on May 3, 2022, the Company’s Form 20-F for the year ended December 31, 2021, cannot be filed by the prescribed due date without unreasonable effort and expense because the Company requires additional time to complete the previously announced restatement of the Company’s consolidated financial statements for the fiscal years ended December 31, 2018, 2019 and 2020.

The Company is working diligently to complete the Form 20-F as soon as possible.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: May 11, 2022	By:	/s/ Stefan Angeli
	Name:	Stefan Angeli
	Title:	Chief Financial Officer